Filed Pursuant to Rule 424(B)(3)

Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 18, 2011

TO THE PROSPECTUS DATED JULY 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated July 22, 2011 and Supplement No. 3 thereto dated October 21, 2011. Supplement No. 3 amended and superseded all prior supplements. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	a revision to our risk factors;

•	our entry into the revised KeyBank revolver;

•	revisions to the “Conflicts of Interest” section of our prospectus;

•

an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the three and nine months ended September 30, 2011;

•	a revision to the “Plan of Distribution – Subscription Procedures” section of our prospectus;

•	our unaudited consolidated financial statements as of and for the nine months ended September 30, 2011; and

•	a new Subscription Agreement.

Status of Our Offering and Ownership of Our Operating Partnership

Through November 15, 2011, we have received aggregate gross offering proceeds of approximately $49.8 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $47.4 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of November 15, 2011, in connection with our initial public offering, we have issued approximately 4.8 million shares of our common stock for gross proceeds of approximately $47.4 million. As of November 15, 2011, approximately 77.7 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2012, unless further extended under certain circumstances. We also reserve the right to terminate the initial public offering at any time.

As of November 15, 2011, we owned approximately 55.6% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara and David C. Rupert, the President of our sponsor, owned approximately 29.6% of the limited partnership units of our operating partnership. The remaining approximately 14.8% of the limited partnership units were owned by third parties.

Revision to Risk Factors

The first risk factor under the “Risk Factors – Risks Related to Conflicts of Interest” section of our prospectus is hereby removed and replaced with the following:

Our sponsor, advisor, property manager and their officers and certain of their key personnel will face competing demands relating to their time, which may cause our operating results to suffer.

Our sponsor, advisor, property manager and their officers and certain of their key personnel and their respective affiliates serve as key personnel, advisors, managers and sponsors to some or all of 16 other real estate programs affiliated with our sponsor, including Grubb & Ellis Healthcare REIT II, Inc., to be renamed Griffin-American Healthcare Trust, Inc. (“Griffin-American Healthcare Trust”), a publicly-registered, non-traded real estate investment trust. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on your investment may suffer.

In addition, our dealer manager has entered into a dealer manager agreement to serve as dealer manager for Griffin-American Healthcare Trust. As a result, our dealer manager will have contractual duties to Griffin-American Healthcare Trust, which contractual duties may conflict with the duties owed to us. The duties owed to Griffin-American Healthcare Trust could result in actions or inactions that are detrimental to our business, which could harm the implementation of our investment objectives. Conflicts with our business and interests are most likely to arise from involvement in activities related to allocation of management time and services between us and Griffin-American Healthcare Trust. If our dealer manager is unable to devote sufficient time and effort to the distribution of shares of our common stock, we may not be able to raise significant additional proceeds for investment in real estate. Accordingly, competing demands of our dealer manager’s personnel may cause us to be unable to successfully implement our investment objectives, or generate cash needed to make distributions to you, and to maintain or increase the value of our assets.

Entry into Revised KeyBank Revolver

The following is inserted at the end of the “Debt Summary” section which begins on page 59 of our prospectus:

Revised KeyBank Revolver

On November 18, 2011, our operating partnership and four wholly-owned SPEs that own the properties noted below entered into that certain Amended and Restated Credit Agreement (the “Restated KeyBank Credit Agreement”) with KeyBank, National Association, as administrative agent, and Bank of America, N.A., as syndication agent (collectively, the “Lenders”), pursuant to which the Lenders provided our operating partnership with financing commitments of $70 million in a revised revolving credit facility, with each Lender committing $35 million. As of November 18, 2011, approximately $35.4 million of the revised revolver was utilized, which is secured by the Renfro, Will Partners, ITT and Quad/Graphics properties, leaving an available balance of approximately $1.7 million pursuant to the terms of the revolver.

Affiliates of each of KeyBank and Bank of America serve as joint bookrunners and joint lead arrangers for the revised revolver, which has a term of two years, maturing on November 18, 2013, with a one-year borrower option subject to the payment of an extension fee of 0.25% of the amount then committed. The revised revolver requires monthly interest-only payments.

Under the terms of the Revised KeyBank Credit Agreement, our operating partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the Revised KeyBank Credit Agreement) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding, plus 2.75% (“LIBOR-based”), or (b) an alternate base rate, which is the greatest of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 1.00%, plus 1.75%.

For the initial balance under the revised revolver, our operating partnership elected to have the LIBOR-based rate apply to such amount, which equated to an initial interest rate of approximately 3.0%. Our operating partnership may change this election from time to time, as provided by the Revised KeyBank Credit Agreement. Pursuant to the Revised KeyBank Credit Agreement, our operating partnership is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the operating partnership to effect an interest rate hedge if the minimum varying interest rate debt to total debt requirement is not satisfied. The revolver is secured by cross-collateralized first mortgage liens or first lien deeds of trust on all properties acquired using borrowings thereunder. Our operating partnership may prepay any amount of the revolver, in $100,000 increments with a minimum prepayment of $500,000, at any time without penalty. Pursuant to that certain Amended and Restated Guaranty dated November 18, 2011 in favor of the Lenders, we serve as a guarantor of the full balance due under the revolver.

In addition to the fees previously paid in connection with the original KeyBank credit facility, our operating partnership paid commitment fees of 0.15% of KeyBank’s $35 million initial commitment and 0.40% of Bank of America’s $35 million initial commitment. In addition, our operating partnership paid an arrangement fee of 0.15% of Bank of America’s initial commitment to affiliates of KeyBank and Bank of America and an advisory fee of 0.325% of KeyBank’s initial commitment to KeyBank. Our operating partnership will also pay an arrangement fee of 0.15% of any additional commitments, an annual administrative fee of $35,000 that is payable quarterly, an annual facility fee of 0.30% of the average daily balance of unused commitments that is payable quarterly, and will reimburse the Lenders for certain lender and other closing expenses.

During the initial two-year term of the revised revolver, our operating partnership may request an increase in the total commitments up to $150 million, upon which request, the administrative agent shall use its best efforts to obtain increased or additional commitments to fulfill such request. Availability under the revised revolver is limited to the lesser of certain loan-to-value and debt service coverage ratio calculations set forth in the Revised KeyBank Credit Agreement. The Revised KeyBank Credit Agreement and related loan documents contain a number of customary representations, warranties, covenants and indemnities, including, but not limited to (as defined therein), a maximum total leverage ratio (65%) and a minimum interest coverage ratio (1.85 to 1), a minimum fixed charge ratio (1.60 to 1) and minimum tangible net worth of at least $50 million plus 80% of the net proceeds of any equity issuance after the effective date and 100% of the equity in any properties contributed to us after the effective date, the violation of which would constitute an event of default.

Revisions to “Conflicts of Interest”

The first paragraph in the “Conflicts of Interest – Interests in Other Real Estate Programs” section which begins on page 98 of our prospectus is superseded and replaced with the following paragraph:

Affiliates of our advisor are sponsoring 16 other real estate programs, including nine programs having investment objectives and legal and financial obligations similar to ours and Griffin-American Healthcare Trust, a publicly-registered non-traded real estate investment trust. Affiliates of our advisor and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our advisor and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, some of which may have similar investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as our shares of common stock are being offered. Although our advisor and its affiliates are not obligated under our charter to present to us any particular investment opportunity that comes to their attention, even if such opportunity is of a character that might be suitable for investment by us, our sponsor has agreed to present all single tenant net lease investment opportunities that fit our investment objectives to us first, prior to presenting such opportunities to any other programs sponsored by or affiliated with our sponsor. Our advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs. Please see the “Prior Performance Summary” section of the prospectus for more information about these programs.

The following new section is added following the “Conflicts of Interest – Interests in Other Real Estate Programs” section of our prospectus:

Conflicts of our Sponsor

Our sponsor, through a wholly-owned subsidiary, is concurrently serving as a co-sponsor for Griffin-American Healthcare Trust, a publicly-registered, non-traded real estate investment trust. Our sponsor also wholly-owns the entity serving as the advisor of Griffin-American Healthcare Trust. We expect that Griffin-American Healthcare Trust will have concurrent and/or overlapping fundraising, acquisition, operational and disposition and liquidation phases as us, which may result in conflicts of interest related to our sponsor’s time commitments, among other things. Further, pursuant to the advisory agreement between Griffin-American Healthcare Trust and a wholly-owned subsidiary of our sponsor, our sponsor, through its wholly-owned subsidiary, will receive certain fees for the advisory services provided to Griffin-American Healthcare Trust, which fees may result in conflicting interests.

The “Conflicts of Interest – Affiliated Dealer Manager” section of our prospectus is hereby superseded and replaced with the following:

Since Griffin Capital Securities, Inc., our dealer manager, is an affiliate of our sponsor, we will not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. See the “Plan of Distribution” section of this prospectus. Additionally, our dealer manager is also serving as the dealer manager for Griffin-American Healthcare Trust, which will result in competing demands for our dealer manager’s time and efforts relating to the distribution of our shares and shares of Griffin-American Healthcare Trust.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying unaudited consolidated financial statements and the notes thereto as of and for the three and nine months ended September 30, 2011 contained in this supplement as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and December 31, 2010 audited consolidated financial statements and the notes thereto incorporated by reference into our prospectus dated July 22, 2011.

Overview

We were formed on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We began operations on May 6, 2009 and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. On July 12, 2011, we changed our name from The GC Net Lease REIT, Inc. to Griffin Capital Net Lease REIT, Inc. Our year end is December 31. As used in this report,

“we,” “us” and “our” refer to Griffin Capital Net Lease REIT, Inc. We were taxed as a REIT for the taxable year ended December 31, 2010 after satisfying both financial and non-financial requirements.

We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, which is our advisor. Griffin Capital Corporation, our sponsor, is the sole member of our advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P. We expect to own all of our properties directly or indirectly through our operating partnership or similar entities.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.4 million through the issuance of 0.3 million shares, and began our offering to the public upon the SEC declaring our registration statement effective. We are currently offering a maximum of 82.5 million shares of common stock to the public, consisting of 75 million shares for sale to the public (our “Primary Public Offering”) and 7.5 million shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of September 30, 2011, we had issued 4.1 million total shares of our common stock for gross proceeds of approximately $41.1 million in our Public Offering, of which 77,167 shares, or $0.7 million, were issued pursuant to the distribution reinvestment plan.

As of September 30, 2011, we owned seven properties, as shown in the tables below, encompassing approximately 2.3 million rentable square feet, with an effective capitalization rate of 8.2%:

Property	Acquisition Date	Purchase Price	Property Type	Year Built/ Renovated	Square Feet	Approximate Acres
Renfro
Clinton, SC	6/18/2009	$21,700,000	Warehouse/Distribution	1986	566,500	42.2
Plainfield
Plainfield, IL	6/18/2009	32,660,000	Office/Laboratory	1958-1991	176,000	29.1
Will Partners
Monee, IL	6/4/2010	26,305,000	Warehouse/Distribution	2000	700,200	34.3
Emporia Partners
Emporia, KS	8/27/2010	8,360,000	Office/Industrial/ Distribution	1954/2000	320,800	16.6
ITT
Los Angeles, CA	9/23/2010	7,800,000	Office	1996/2010	35,800	3.5
Quad/Graphics
Loveland, CO	12/30/2010	11,850,000	Industrial/Office	1986/1996/2009	169,800	15.0
LTI
Carlsbad, CA	5/13/2011	56,000,000	Office/Laboratory/ Manufacturing	1999	328,700	17.6

Total		$164,675,000			2,297,800	158.3

The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

Property	Tenant	Industry	Annualized Gross Base Rent (1)	% of Annualized Gross Base Rent	2011 Annualized Net Effective Rent per Square Foot (2)(3)	Year of Lease Expiration
Renfro Clinton, SC	Renfro Corp	Manufacturing (Hosiery Products)	$1,863,000	13.2%	$3.29	2021
Plainfield Plainfield, IL	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	2,587,000	18.2%	14.61	2022
Will Partners Monee, IL	World Kitchen, LLC	Distribution (Kitchen Accessories)	2,311,000	16.4%	3.30	2020
Emporia Partners Emporia, KS	Hopkins Enterprises, Inc.	Manufacturing (Automotive Parts)	1,363,000	9.6%	2.57	2020
ITT Los Angeles, CA	ITT Educational Services, Inc.	Educational	762,000	5.4%	21.28	2016
Quad/Graphics Loveland, CO	World Color (USA), LLC	Printing	1,216,000	8.6%	7.16	2022
LTI Carlsbad, CA	Life Technologies Corporation	Research and Development (Biotechnology Tools)	4,073,000	28.6%	12.31	2022

Total			$14,175,000	100.0%	$6.15

(1)	The annualized gross base rents presented are forward-looking, based on contractual rent amounts for the period October 1, 2011 to September 30, 2012, which take into consideration any rent increases.
(2)	Ending total balance represents an average per square foot for the seven properties.
(3)	The annualized net effective rent per square foot is calculated by dividing the annualized net effective rent by the square footage for each property listed in the table above. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The annualized gross base rent is reduced by the annualized priority return due to Hopkins Enterprises, Inc. to arrive at the annualized net effective rent for the Emporia Partners property.

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Part I of this report and in our Annual Report on Form 10-K for the year ended December 31, 2010 and continue to include the following areas:

•	Real Estate - Valuation and purchase price allocation, depreciation;

•	Impairment of Real Estate and Related Intangible Assets and Liabilities;

•	Revenue Recognition;

•	Noncontrolling Interests in Consolidated Subsidiaries;

•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;

•	Income Taxes- deferred tax assets and related valuation allowance, REIT qualification; and

•	Loss Contingencies.

Recently Issued Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. On October 21, 2011, the FASB issued an exposure draft to propose the deferral of the implementation of ASU No. 2011-05 to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. We do not expect that the adoption of ASU 2011-05 will have a material impact to our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. We do not expect the adoption of ASU 2011-04 will have a material impact to our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Our adoption of this ASU as of January 1, 2011 did not have a material impact on our consolidated financial statements.

Results of Operations

We owned five properties as of September 30, 2010, one of which was acquired during the end of the quarter ended June 30, 2010 and two of which were acquired during the end of the quarter ended September 30, 2010. As of September 30, 2011, we owned seven properties, as shown in the tables above. Therefore, our results of operations for the three and nine months ended September 30, 2011 are not directly comparable to those for the three and nine months ended September 30, 2010. Our results of operations for the three and nine months ended September 30, 2011 are not indicative of those expected in the future periods and we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Three Months Ended September 30, 2011 and 2010

The following table provides summary information about our results of operations for the three months ended September 30, 2011 and 2010:

	Three Months Ended September 30,
	2011	2010	Increase/ (Decrease)	Percentage Change
Rental income	$3,796,729	$1,841,774	$1,954,955	106%
Property tax recovery	$501,378	$229,497	$271,881	118%
Asset management fees	$309,213	$158,603	$150,610	95%
Property management fees	$105,951	$53,881	$52,070	97%
Property tax expense	$501,378	$229,497	$271,881	118%
Acquisition fees and expenses	$-	$672,991	$(672,991)	(100%)
General and administrative expenses	$370,646	$447,232	$(76,586)	(17%)
Depreciation and amortization	$1,614,288	$824,907	$789,381	96%
Interest expense	$1,707,484	$919,073	$788,411	86%

Rental Income

Rental income for the three months ended September 30, 2011 is comprised of rental income of $3.4 million, adjustments to straight-line contractual rent of $0.3 million, and in-place lease valuation amortization of $0.1 million. Rental income for the three months ended September 30, 2011 increased by approximately $2.0 million compared to the same period a year ago as a result of (1) $1.7 million in additional rental income related to the real estate acquired subsequent to June 30, 2010; (2) an increase in adjustments to straight-line contractual rent of $0.1 million; and (3) an increase in in-place lease valuation amortization of $0.2 million. Also included as a component of revenue is the recovery of property taxes, which increased by $0.3 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2011 and 2010 totaled $0.9 million and $0.4 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the three months ended September 30, 2011 compared to the same period a year ago of $0.5 million is a result of $0.1 million in asset management fees, $0.1 million in property management fees and $0.3 million in property taxes for the real estate acquired subsequent to June 30, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2011 decreased by $0.1 million due mainly to a decrease in professional fees as only one acquisition was made compared to the same period a year ago when two acquisitions were made. General and administrative expenses for the three months ended September 30, 2011 totaled $0.4 million consisting mostly of accounting and legal fees of $0.1 million and other expenses totaling $0.3 million. The total of $0.3 million in other expenses consisted mainly of allocated personnel and rent costs incurred by our advisor ($0.1 million in total) and a total of $0.2 million for Board of Directors’ fees, transfer agent fees, directors’ and officers’ insurance, filing fees, printing costs and adjustments to organizational costs. Organizational costs were adjusted as a result of the amount of organizational costs incurred which exceeded 15% of the total equity raised in our Public Offering, as discussed in our Second Amended and Restated Advisory Agreement, Note 6, and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. The adjustments to organizational and offering costs are reflected as a reduction of the “Due to Affiliates” balance on the consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended September 30, 2011 consisted of depreciation of building and building improvements of our properties of $0.8 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $0.8 million. The increase of $0.8 million as compared to the same period in 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the three months ended September 30, 2011 increased by $0.8 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $0.6 million in interest expense related to the assumption of the LTI mortgage debt and additional interest expense related to the Emporia Partners mortgage debt; and (2) $0.1 million in additional interest expense related to the Credit Facility and Bridge Loan (as defined below). Interest expense for the three months ended September 30, 2011 also includes the amortization of deferred financing costs of $0.2 million whereas during the same period in 2010, deferred financing costs were $0.1 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Comparison of the Nine Months Ended September 30, 2011 and 2010

The following table provides summary information about our results of operations for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30,			Percentage
	2011	2010	Increase	Change
Rental income	$9,426,655	$4,360,260	$5,066,395	116%
Property tax recovery	$1,284,108	$462,419	$821,689	178%
Asset management fees	$774,089	$378,147	$395,942	105%
Property management fees	$271,127	$123,245	$147,882	120%
Property tax expense	$1,284,108	$462,419	$821,689	178%
Acquisition fees and expenses	$2,799,194	$1,582,353	$1,216,841	77%
General and administrative expenses	$1,243,538	$860,660	$382,878	44%
Depreciation and amortization	$3,994,382	$2,000,663	$1,993,719	100%
Interest expense	$4,393,647	$2,142,331	$2,251,316	105%

Rental Income

Rental income for the nine months ended September 30, 2011 is comprised of rental income of $8.6 million, adjustments to straight-line contractual rent of $0.6 million, and in-place lease valuation amortization of $0.2 million. Rental income for the nine months ended September 30, 2011 increased by $5.1 million compared to the same period a year ago as a result of (1) $4.5 million in additional rental income related to the real estate acquired subsequent to June 30, 2010; (2) an increase in adjustments to straight-line contractual rent of $0.3 million; and (3) increased in-place lease valuation amortization of approximately $0.3 million. Also included as a component of revenue is the recovery of property taxes, which increased by $0.8 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2011 and 2010 totaled $2.3 million and $1.0 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the nine months ended September 30, 2011 compared to the same period a year ago of $1.4 million is a result of $0.4 million in asset management fees, $0.2 million in property management fees and $0.8 million in property taxes for the real estate acquired subsequent to June 30, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2011 increased by $0.4 million compared to the same period a year ago due to increased operating activity and to a decrease in the adjustment to organizational costs as discussed below. General and administrative expenses for the nine months ended September 30, 2011 totaled $1.2 million consisting mostly of accounting and legal fees of $0.4 million and directors’ and officers’ insurance of $0.2 million, as well as other expenses totaling $0.6 million. The total of $0.6 million in other expenses consisted mostly of allocated personnel and rent costs incurred by our advisor ($0.3 million in total), bank and transfer agent fees ($0.1 million), Board of Directors’ fees ($0.1 million) and printing costs and adjustments to organizational costs ($0.1 million). Organizational costs were adjusted as a result of the amount of organizational costs incurred which exceeded 15% of the total equity raised in our Public Offering, as discussed in our Second Amended and Restated Advisory Agreement, Note 6 and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. Organizational costs were adjusted downward by $0.1 million for the nine months ended September 30, 2010 compared to an upward adjustment for the nine months ended September 30, 2011 of $0.1 million. The adjustments to organizational and offering costs are reflected as a reduction of the “Due to Affiliates” balance on the consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the nine months ended September 30, 2011 consisted of depreciation of building and building improvements of our properties of $2.2 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $1.8 million. The increase of $2.0 million as compared to the same period in 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the nine months ended September 30, 2011 increased by $2.3 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $1.0 million in interest expense related to the assumption of the LTI mortgage debt and additional expense related to the Emporia Partners mortgage debt; (2) $0.6 million in additional interest expense related to the Credit Facility (as defined below); (3) $0.3 million in interest expense related to the Bridge Loan (as defined below); and (4) a decrease of

$0.1 million in interest expense related to the refinancing of the Renfro property debt. Interest expense for the nine months ended September 30, 2011 also includes the amortization of deferred financing costs of $0.6 million compared to the same period in 2010 of less than $0.1 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Funds from Operations and Modified Funds from Operations

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, but including asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-cash items such as straight-line rent, amortization of in-place lease valuations, accretion/amortization of debt discounts/premiums, nonrecurring impairments of real estate-related investments, and certain non-operating cash items such as acquisitions fees and expenses. We adopted the IPA MFFO Guideline for the year ended December 31, 2010 as presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Annual Report on Form 10-K for the year ended December 31, 2010. Management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends.

By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight line rent, amortization of in-place lease valuation and amortization of debt premiums. These items are GAAP non-cash adjustments and are included in historical earnings. These items are added back to FFO to arrive at MFFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. In accordance with GAAP, as of January 1, 2009, acquisition-related costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. These costs have been and will continue to be funded with cash proceeds from our primary offering. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. By excluding acquisition-related costs that affect our operations only in periods in which properties are acquired, MFFO can provide an indication of sustainability after we cease to acquire properties on a frequent and regular basis. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. However, MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. Therefore, FFO and MFFO should not be considered as alternatives to net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the three and nine months ended September 30, 2011 and 2010.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net Loss	$(310,601)	$(1,233,970)	$(4,048,378)	$(2,723,392)
Adjustments:
Depreciation of building and improvements	820,405	516,112	2,152,127	1,325,638
Amortization of intangible assets	793,883	308,795	1,842,255	675,025

Funds from Operations (FFO)	$1,303,687	$(409,063)	$(53,996)	$(722,729)

Reconciliation of FFO to Modified Funds From Operations (MFFO)
Funds From Operations	$1,303,687	$(409,063)	$(53,996)	$(722,729)
Adjustments:
Acquisition fees and expenses	-	672,991	2,799,194	1,582,353
Revenues in excess of cash received (straight- line rents)	(229,908)	(134,694)	(581,782)	(324,907)
Amortization of above/(below market) rent	(169,936)	28,001	(211,735)	20,627
Amortization of debt premium	(21,470)	-	(33,013)	-

MFFO	$882,373	$157,235	$1,918,668	$555,344

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the Bridge Loan and Credit Facility discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided our operating partnership with an initial $25.0 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of approximately $5.1 million to finance the ITT property acquisition.

On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property. The total amount of funds drawn under the Credit Facility as of September 30, 2011 was $35.0 million.

On December 30, 2010, we, through our operating partnership, entered into a Bridge Loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.9 million used as a source to fund the acquisition of the Quad/Graphics property. The terms of the Bridge Loan require weekly payments equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The balance of the loan was paid in full on April 18, 2011.

On May 13, 2011, we obtained an additional $12.3 million in debt to partially fund the acquisition of the LTI property pursuant to the Bridge Loan. The terms of the Bridge Loan remained the same and required periodic payments equal to the net equity raised in our Public Offering, subject to an average monthly minimum amount of approximately $2.1 million. The balance of the loan was paid off in full on September 30, 2011.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.

Our cash and cash equivalent balances decreased by $0.3 million during the nine months ended September 30, 2011 and were used in or provided by the following:

Operating Activities. During the nine months ended September 30, 2011, we generated $3.7 million of cash from operating activities, compared to $1.1 million used during the year same period in 2010. The net loss in the current period is offset by (1) non-cash adjustments of $3.7 million (consisting of depreciation and amortization of $4.3 million less deferred rent of $0.6 million), which increased compared to the same period in 2010 in which non-cash adjustments totaled $1.8 million, as a result of the increase in depreciation and amortization and deferred rent related to the properties acquired subsequent to June 30, 2010; and (2) cash provided by working capital of $4.1 million compared to cash used for working capital of $0.2 million for the nine months ended September 30, 2010. The increase in working capital is due to the acquisition fees and expenses related to the acquisitions made subsequent to September 30, 2010 and the deferred purchase price related to the LTI acquisition, which are included in the “Due to Affiliates” and “Accounts Payable and Other Liabilities” balances on the consolidated balance sheets, respectively.

Investing Activities. During the nine months ended September 30, 2011, we used $13.8 million in cash for investing activities, specifically for the acquisition of the LTI property. During the same period a year ago, we used $26.6 million in cash for the acquisition of the Will Partners, Emporia Partners and ITT properties and we also funded $0.5 million for tenant improvements from reserve proceeds held by lenders, which were assumed by us in conjunction with the contribution of the Plainfield and Renfro properties.

Financing Activities. During the nine months ended September 30, 2011, we generated $9.7 million in financing activities as compared to $29.2 million during the same period a year ago, an increase in cash usage from financing activities of $19.5 million. The increase in cash usage is the net result of $11.9 million of increased financing activity and a $31.4 million utilization of cash generated from financing activities. The $11.9 million increase is comprised of: (1) an increase of $11.4 million in the issuance of common stock during the nine months ended September 30, 2011, compared to the same period a year ago and (2) $0.5 million decrease in deferred financing costs incurred. The $31.4 million utilization consists of the following: (1) $20.2 million in Bridge Loan payments, of which there were none in the same period in 2010; (2) a decrease of $9.7 million in borrowing proceeds compared to the same period in 2010; (3) a $0.3 million increase in loan amortization compared to the same period a year ago due to the amortization of the Emporia Partners mortgage debt and the LTI mortgage debt; and (4) a $1.2 million increase in distribution payments.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from our properties and offering proceeds raised in our private offering and our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

The following table shows distributions paid for the first three quarters of 2011 and the last quarter of the year ended December 31, 2010:

	September 30, 2011			June 30, 2011			March 31, 2011			December 31, 2010
Distributions paid in cash- noncontrolling interests	$634,602			$523,677			$483,449			$533,179
Distributions paid in cash- common stockholders	423,130			331,769			256,539			162,080
Distributions reinvested (shares issued)	244,294			192,978			131,271			79,788

Total distributions	$1,302,026(1)			$1,048,424(1)			$871,259			$775,047

Source of distributions:
Cash flows provided by operations	$1,057,732	81	%(2)	$855,446	82	%(2)	$739,988	85	%(2)	$276,853	36	%(2)
Proceeds from issuance of common stock (3)	-			-			-			418,406	54%
Distributions reinvested (shares purchased)	244,294	19%		192,978	18%		131,271	15%		79,788	10%

Total sources	$1,302,026	100%		$1,048,424	100%		$871,259	100%		$775,047	100%

(1)	Total distributions declared but not paid as of September 30, 2011 for noncontrolling interests (including our advisor), and common stockholders were $0.2 million and $0.1 million, respectively.
(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(3)	During the nine months ended September 30, 2011, proceeds from issuance of common stock were used to pay down the principal balance of the Bridge Loan.

From our inception through September 30, 2011, we paid and declared cumulative distributions of approximately $2.2 million to common stockholders and approximately $4.3 million to the limited partners of our operating partnership, as compared to cumulative funds from operations, as defined below, of approximately $(2.2) million. The payment of distributions from sources other than funds from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of September 30, 2011:

	Payments Due During the Years Ending December 31,
	Total	2011	2012-2013	2014-2015	Thereafter
Outstanding debt obligations (1)	$94,965,030	$289,885	$37,452,588	$2,781,442	$54,441,115
Interest on outstanding debt obligations (2)	23,033,820	1,431,705	10,481,582	6,921,546	4,198,987

Total	$117,998,850	$1,721,590	$47,934,170	$9,702,988	$58,640,102

(1)	Amounts include principal payments only. The total Credit Facility is $35.0 million and is due on June 4, 2013. The Bridge Loan which was used to finance the Quad/Graphics property acquisition was paid in full on April 18, 2011. An additional $12.3 million was obtained pursuant to the Bridge Loan to partially finance the acquisition of the LTI property and was paid in full on September 30, 2011. The payments on the LTI mortgage debt do not include the premium of $0.4 million.
(2)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at September 30, 2011. Interest payments for the Bridge Loan are based on the minimum monthly principal payment required.

Subsequent Events

See Note 9, Subsequent Events, to the consolidated financial statements.

Revision to “Plan of Distribution – Subscription Procedures”

The last sentence in the first paragraph of the “Automatic Investment Plan” portion of the “Plan of Distribution – Subscription Procedures” section on page 166 of our prospectus is hereby superseded and replaced with the following:

“The automatic investment plan is not available to residents of Alabama, Nebraska, Ohio or Tennessee.”

Financial Statements

The financial statements listed below are contained in this supplement:

Subscription Agreement

Our Subscription Agreement included as Appendix B to the prospectus is hereby deleted in its entirety and replaced by Appendix A, which is attached to this supplement.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
ASSETS	(unaudited)

Cash and cash equivalents	$1,291,697	$1,636,072
Restricted cash	1,940,721	1,658,070
Real estate:
Land	27,003,796	11,703,796
Building and improvements	110,914,163	77,096,442
Tenant origination and absorption cost	34,400,671	18,095,906

Total real estate	172,318,630	106,896,144
Less: accumulated depreciation and amortization	(7,856,977)	(3,862,595)

Total real estate, net	164,461,653	103,033,549
Above market leases, net	1,568,419	1,725,856
Deferred rent	1,253,777	671,995
Deferred financing costs, net	544,070	967,051
Other assets	319,782	448,483

Total assets	$171,380,119	$110,141,076

LIABILITIES AND EQUITY

Mortgage payable, plus unamortized premium of $379,285 and $0, respectively	$60,344,315	$26,129,231
Credit Facility	35,000,000	35,000,000
Bridge Loan	-	7,871,500
Restricted reserves	821,902	538,741
Accounts payable and other liabilities	3,389,273	857,322
Distributions payable	363,443	248,092
Due to affiliates, net	2,874,472	1,480,570
Below market leases, net	9,511,823	870,807

Total liabilities	112,305,228	72,996,263

Commitments and contingencies (Note 7)
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of September 30, 2011 and December 31, 2010	4,886,686	4,886,686
Common stock subject to redemption	739,353	170,810
Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of September 30, 2011 and December 31, 2010	-	-
Common Stock, $0.001 par value; 700,000,000 shares authorized; 4,377,375 and 1,845,339 shares outstanding, as of September 30, 2011 and December 31, 2010, respectively	43,727	18,438
Additional paid-in capital	36,373,983	15,441,289
Cumulative distributions	(2,235,658)	(713,332)
Accumulated deficit	(3,377,952)	(1,236,878)

Total stockholders’ equity	30,804,100	13,509,517
Noncontrolling interests	22,644,752	18,577,800

Total equity	53,448,852	32,087,317

Total liabilities and equity	$171,380,119	$110,141,076

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue:
Rental income	$3,796,729	$1,841,774	$9,426,655	$4,360,260
Property tax recovery	501,378	229,497	1,284,108	462,419
Interest income	252	943	944	3,747

Total revenue	4,298,359	2,072,214	10,711,707	4,826,426

Expenses:
Asset management fees to affiliates	309,213	158,603	774,089	378,147
Property management fees to affiliates	105,951	53,881	271,127	123,245
Property tax expense	501,378	229,497	1,284,108	462,419
Acquisition fees and expenses	-	672,991	2,799,194	1,582,353
General and administrative expenses	370,646	447,232	1,243,538	860,660
Depreciation and amortization	1,614,288	824,907	3,994,382	2,000,663
Interest expense	1,707,484	919,073	4,393,647	2,142,331

Total expenses	4,608,960	3,306,184	14,760,085	7,549,818

Net loss	(310,601)	(1,233,970)	(4,048,378)	(2,723,392)
Net loss attributable to noncontrolling interests	(147,225)	(904,500)	(2,040,383)	(2,105,182)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(44,847)	-	(133,079)	-

Net loss attributable to common stockholders	$(208,223)	$(329,470)	$(2,141,074)	$(618,210)

Net loss per share, basic and diluted	$(0.05)	$(0.30)	$(0.71)	$(0.86)

Weighted average number of common shares outstanding, basic and diluted	3,840,830	1,084,803	3,017,889	715,469

Distributions declared per common share	$0.17	$0.17	$0.51	$0.51

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
	Shares	Amount
BALANCE December 31, 2009	252,319	$2,523	$928,009	$(92,834)	$(246,515)	$591,183	$17,678,748	$18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	-	-	15,742,844	-	15,742,844
Discount on issuance of common stock	-	-	(21,635)	-	-	(21,635)	-	(21,635)
Offering costs	-	-	(1,192,014)	-	-	(1,192,014)	-	(1,192,014)
Distributions	-	-	-	(458,682)	-	(458,682)	-	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	-	-	-	-
Additions to common stock subject to redemption	947	9	(161,825)	-	-	(161,816)	-	(161,816)
Contribution of noncontrolling interests	-	-	-	-	-	-	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	-	-	-	-	-	-	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	-	-	-	-	-	-	(1,568,275)	(1,568,275)
Distributions for noncontrolling interests subject to redemption	-	-	-	-	-	-	(207,262)	(207,262)
Net loss	-	-	-	-	(990,363)	(990,363)	(2,818,725)	(3,809,088)

BALANCE December 31, 2010	1,845,339	18,438	15,441,289	(713,332)	(1,236,878)	13,509,517	18,577,800	32,087,317
Gross proceeds from issuance of common stock	2,472,189	24,722	24,697,185	-	-	24,721,907	-	24,721,907
Discount on issuance of common stock	-	-	(148,045)	-	-	(148,045)	-	(148,045)
Offering costs	-	-	(3,615,879)	-	-	(3,615,879)	-	(3,615,879)
Distributions	-	-	-	(953,783)	-	(953,783)	-	(953,783)
Issuance of shares for distribution reinvestment plan	59,847	567	567,976	(568,543)	-	-	-	-
Additions to common stock subject to redemption	-	-	(568,543)	-	-	(568,543)	-	(568,543)
Contribution of noncontrolling interests	-	-	-	-	-	-	7,788,990	7,788,990
Distributions for noncontrolling interests	-	-	-	-	-	-	(1,546,570)	(1,546,570)
Distributions for noncontrolling interests subject to redemption	-	-	-	-	-	-	(135,085)	(135,085)
Net loss	-	-	-	-	(2,141,074)	(2,141,074)	(2,040,383)	(4,181,457)

BALANCE September 30, 2011	4,377,375	$43,727	$36,373,983	$(2,235,658)	$(3,377,952)	$30,804,100	$22,644,752	$53,448,852

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2011	2010
Operating Activities:
Net loss	$(4,048,378)	$(2,723,392)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation of building and building improvements	2,152,127	1,325,638
Amortization of intangible assets	1,842,255	675,025
Amortization of above and below market leases	(211,735)	20,627
Amortization of deferring financing costs	562,481	81,493
Amortization of debt premium	(33,013)	-
Deferred rent	(581,782)	(324,907)
Property maintenance funded from restricted cash reserves	510	-
Change in operating assets and liabilities:
Other assets	128,701	419,873
Accounts payable and other liabilities	2,531,951	(493,112)
Due to affiliates, net	1,393,902	(82,872)

Net cash provided by (used in) operating activities	3,737,019	(1,101,627)

Investing Activities:
Acquisition of properties	(13,785,562)	(26,644,607)
Tenant improvements	-	(447,337)
Tenant improvements funded from restricted cash reserves	-	447,337

Net cash used in investing activities	(13,785,562)	(26,644,607)

Financing Activities:
Proceeds from borrowings	12,300,000	21,970,000
Principal payoff of secured indebtedness	(20,171,500)	-
Principal amortization payments on secured indebtedness	(589,649)	(279,520)
Deferred financing costs	(139,500)	(673,409)
Issuance of common stock, net	20,957,983	9,611,088
Distributions to noncontrolling interests	(1,641,728)	(1,176,526)
Distributions to common stockholders	(1,011,438)	(243,161)

Net cash provided by financing activities	9,704,168	29,208,472

Net (decrease) increase in cash and cash equivalents	(344,375)	1,462,238
Cash and cash equivalents at the beginning of the period	1,636,072	387,272

Cash and cash equivalents at the end of the period	$1,291,697	$1,849,510

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$3,378,717	$1,842,449
Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash- assumed upon contribution of real estate assets by affiliates	$-	$646,096
Restricted cash- ongoing improvement reserve paid by tenant	$-	$101,255
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates plus a premium of $412,298 related to the acquisition of the LTI property	$34,837,746	$5,422,086
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$7,788,990	$10,380,000
Distributions payable to noncontrolling interests	$111,608	$175,773
Distributions payable to common stockholders	$251,835	$48,839
Common stock issued pursuant to the distribution reinvestment plan	$568,543	$82,028

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

1.	Organization

Griffin Capital Net Lease REIT, Inc. (formerly known as The GC Net Lease REIT, Inc.), a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for the taxable year ended December 31, 2010. The Company’s year end is December 31.

On September 14, 2011, the Company’s board of directors extended the termination date of the Public Offering from November 6, 2011 until November 6, 2012, which is three years after the effective date of the Public Offering. The Company’s board of directors reserves the right to terminate the Public Offering at any time prior to November 6, 2012.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering. The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the “Second Amended and Restated Advisory Agreement”), which states that the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Second Amended and Restated Advisory Agreement has a one-year term and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Third Articles of Amendment and Restatement, as amended, authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public at $10.00 per share (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. As of September 30, 2011 and December 31, 2010, the Company had 4.4 million and 1.8 million shares outstanding, respectively. As of September 30, 2011 and December 31, 2010, the Company had $0.7 million and $0.2 million in shares classified as common stock subject to redemption, respectively. (See Note 7, Share Redemption Program).

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public

Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received from the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of September 30, 2011, the Company owned approximately 52% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company’s President and Director, Kevin A. Shields, the Company’s Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of the Sponsor, owned approximately 32% of the limited partnership units of the Operating Partnership. The remaining approximately 16% of the limited partnership units were owned by third parties. The Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) for interim financial information as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the Securities Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The unaudited consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of September 30, 2011 and December 31, 2010.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of September 30, 2011 and December 31, 2010.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements and certain maintenance items for which the Company is responsible. As of September 30, 2011 and December 31, 2010, the balance of these reserves, included on the consolidated balance sheets as restricted cash, was $1.9 million and $1.7 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, “Business Combinations,” to account for business combinations. In accordance with the provisions, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of September 30, 2011 and December 31, 2010, there were no impairment indicators present that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of September 30, 2011, there were no leases that provide for contingent rental income.

During the nine months ended September 30, 2011 and 2010, the Company recognized deferred rent from tenants of $0.6 million and $0.3 million, respectively. As of September 30, 2011 and December 31, 2010, the cumulative deferred rent balance was $1.3 million and $0.7 million, respectively, and is included in deferred rent on the consolidated balance sheets.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company reconciles the estimated real estate tax reimbursement to the actual amount incurred and adjusts the property tax recovery to reflect the actual amount incurred.

Organizational and Offering Costs

The initial organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings.

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for organizational and offering costs incurred on the Company’s behalf. Organizational and offering costs incurred, including those due to the Advisor, for the combined Private Offering and Public Offering are as follows:

	September 30, 2011	December 31, 2010
Cumulative offering costs- Private and Public Offerings	$6,428,925	$3,507,244

Cumulative organizational costs- Private and Public Offerings	$342,545	$341,455

Organizational and offering costs previously advanced by the Advisor	$657,545	$643,941
Adjustment to organizational and offering costs pursuant to 15% limitation (discussed below)	(157,266)	(920,573)

Net due to/(from) Advisor	$500,279	$(276,632)

Of the cumulative organizational and offering costs as of September 30, 2011, as shown in the table above, $6.2 million related to the Company’s Public Offering and exceeded the 15% of gross offering proceeds limitation by approximately $0.2 million. Therefore, if the Company terminated its Public Offering on September 30, 2011, the Company’s liability to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, would be reduced by $0.2 million. As such, the $0.2 million is reflected as a reduction in the $0.7 million owed to the Advisor for unreimbursed amounts previously advanced by the Advisor, which is included in the “Due to Affiliates” balance on the consolidated balance sheets. The Company continues to monitor both the 3.5% and 15% limitations and expects to be liable to the Advisor for all organizational and offering costs advanced on its behalf as additional offering proceeds are raised. (See Note 6, Related Party Transactions.)

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized as a component of interest expense over the terms of the respective financing agreements. As of September 30, 2011 and December 31, 2010, the Company’s deferred financing costs, net of amortization, were approximately $0.5 million and $1.0 million, respectively.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were classified as temporary equity. (See Note 5, Noncontrolling Interests.)

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of September 30, 2011.

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of September 30, 2011, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, mortgage payable, and the Credit Facility and the Bridge Loan, as defined in Note 4, Debt. Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. The Company has an interest rate cap agreement in effect for the full amount of the outstanding Credit Facility, which will expire on December 31, 2011. (See Note 4, Debt.)

Other than the Plainfield mortgage debt and the Emporia Partners mortgage debt, as discussed in Note 4, Debt, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value. The fair value of the Plainfield and Emporia Partners mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of September 30, 2011 and December 31, 2010, the fair value of the Plainfield mortgage debt was $22.0 million and $21.8 million, respectively, compared to the carrying value of $20.6 million and $20.8 million, respectively. The fair value of the Emporia Partners mortgage debt for the same periods was $5.3 million, compared to the carrying value of $5.1 million and $5.3 million, respectively. The LTI mortgage debt was recorded at an estimated fair value of $34.8 million, which includes a premium of $0.4 million and approximates the fair value.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of September 30, 2011, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of September 30, 2011, the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding, including common stock equivalents. As of September 30, 2011 and December 31, 2010, there were no common stock equivalents that would have a dilutive effect on earnings per share for common stockholders.

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended September 30, 2011 and the year ended December 31, 2010. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00184932 per day per share on the outstanding shares of common stock.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. On October 21, 2011, the FASB issued an exposure draft to propose the deferral of the implementation of ASU No. 2011-05 to evaluate concerns raised by issuers and other stockholders regarding the extent of line items required to comply with the standard. The Company does not expect that the adoption of ASU 2011-05 will have a material impact to its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. The Company’s adoption of this ASU as of January 1, 2011 did not have a material impact on the Company’s consolidated financial statements.

3.	Real Estate

Acquisition of LTI Property

On May 13, 2011, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the co-tenancy interests in a single-story, lab and manufacturing headquarters facility located in Carlsbad, CA (“LTI property”) from 29 unaffiliated third party investors and one affiliated investor. Certain investors contributed all or a portion of their ownership interest in the LTI property in exchange for limited partnership units in the Operating Partnership. The LTI property is 100% leased to a single tenant, Life Technologies Corporation (“LTI”), on a net lease basis, obligating LTI to all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term of the lease was approximately 11 years.

The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue $7.8 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with an expansion and extension of the existing Bridge Loan discussed in Note 4, Debt, in the amount of $12.3 million and the assumption of the existing mortgage loan of $34.4 million ($34.8 million at estimated fair value including the premium of $0.4 million), offset by credits of $0.6 million for financing and closing costs. The remainder of the purchase price of $2.1 million has been deferred by the Company and will be paid upon repayment of the Bridge Loan. The following table provides the purchase price allocation and related financing activity:

Land	$15,300,000
Building and improvements	$33,817,721
Tenant origination and absorption cost	$16,304,765
In-place lease valuation (below market)	$(9,010,188)
Debt premium	$(412,298)
Remaining purchase price deferred	$2,094,150

Closing credits for financing and closing costs (1)	$(608,588)
Mortgage payable assumed	$34,425,448
Bridge Loan	$12,300,000
Limited partnership units issued (units)	825,285
Price per share of units issued (2)	$9.20 or 9.60
Limited partnership units issued (dollars)	$7,788,990

(1)	Amount is a reduction to the related real estate assets in the consolidated balance sheets.
(2)	Price per share is based on whether contributing investors were represented by a third-party financial advisor or not.

As of September 30, 2011, the Company owned seven properties, as shown in the table below:

Property	Acquisition Date	Purchase Price	Property Type	Year of Lease Expiration
Renfro
Clinton, SC	6/18/2009	$21,700,000	Warehouse/Distribution	2021
Plainfield
Plainfield, IL	6/18/2009	$32,660,000	Office/ Laboratory	2022
Will Partners
Monee, IL	6/4/2010	$26,305,000	Warehouse/ Distribution	2020
Emporia Partners
Emporia, KS	8/27/2010	$8,360,000	Office/Industrial/ Distribution	2020
ITT
Los Angeles, CA	9/23/2010	$7,800,000	Office	2016
Quad/Graphics
Loveland, CO	12/30/2010	$11,850,000	Industrial/ Office	2022
LTI
Carlsbad, CA	5/13/2011	$56,000,000	Office/Laboratory/Manufacturing	2022

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation intangible.

	Balance September 30, 2011	Balance December 31, 2010
In-place lease valuation	$(8,112,849)	$897,339
In-place lease valuation- accumulated depreciation	$169,445	$(42,290)
Tenant origination and absorption cost	$34,400,671	$18,095,906
Tenant origination and absorption cost- accumulated depreciation	$(3,130,983)	$(1,288,728)

The intangible assets are amortized over the remaining lease term of each property which, on a weighted-average basis, was 9.7 years as of September 30, 2011.

	In-place Lease Valuation	Tenant Origination and Absorption Cost
Amortization for the nine months ended September 30, 2011	$211,734	$1,842,254
5-year amortization	$3,398,725	$15,877,655

Reserves

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance December 31, 2010	Additions	Utilizations	Balance September 30, 2011
Plainfield (1)	$308,333	$75,000	$-	$383,333
Will Partners (1)	99,923	78,773	(37,955)	140,741
Emporia Partners (2)	645,092	252,918	(85,575)	812,435
ITT (3)	344,722	-	(510)	344,212
Quad/Graphics (3)	260,000	-	-	260,000

Total	$1,658,070	$406,691	$(124,040)	$1,940,721

(1)	Additions to the reserve balance are funded by the tenant. The balance is included on the consolidated balance sheets as restricted reserves.
(2)	The balance at September 30, 2011 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity. Additionally, tax and insurance reserves totaling $0.3 million were funded by the tenant, which are included on the consolidated balance sheets as restricted reserves.
(3)	Balance represents remaining reserves, which were initially funded by the Company at closing.

Rent

The following summarizes the future minimum net rent payments pursuant to the lease terms for the properties discussed above as of September 30, 2011:

2011	$3,396,885
2012	13,654,705
2013	13,803,092
2014	14,099,592
Thereafter	98,744,889

Total	$143,699,163

For the nine months ended September 30, 2011, the Company’s seven properties, based on rental income received from such properties as a percentage of aggregate rental income received by the Company, were as follows:

Property	Location	Revenue as a percentage of total rent
Plainfield	Plainfield, IL	20.5%
Will Partners	Monee, IL	19.2%
LTI	Carlsbad, CA	17.1%
Renfro	Clinton, SC	15.5%
Emporia Partners	Emporia, KS	11.3%
Quad/Graphics	Loveland, CO	10.1%
ITT	Los Angeles, CA	6.3%

Total		100.0%

Approximately 40% and 23% of the Company’s rental income was concentrated in Illinois and California, respectively, as of September 30, 2011.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Company’s properties had been included in operations as of January 1, 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue	$4,298,359	$4,258,646	$12,870,926	$12,805,370

Net Loss	$(310,601)	$(1,254,883)	$(1,340,917)	$(5,482,287)

Net loss attributable to common stockholders	$(208,223)	$(268,546)	$(757,946)	$(833,308)

Loss per share	$(0.05)	$(0.25)	$(0.25)	$(1.16)

4.	Debt

As of September 30, 2011 and December 31, 2010, the Company’s debt consisted of the following:

	Balance as of September 30, 2011	Balance as of December 31, 2010	Contractual Interest Rate	Payment Type	Loan Maturity
Plainfield Mortgage Loan	$20,602,396	$20,796,437	6.65% (fixed)	Principal and Interest	November 2017
Emporia Partners Mortgage Loan	5,124,787	5,332,794	5.88% (fixed)	Principal and Interest	September 2023
LTI Mortgage Loan	34,237,847	-	5.80% (fixed)	Principal and Interest	March 2016
LTI Mortgage Loan Premium	379,285	-	5.80% (fixed)	Principal and Interest	March 2016
Credit Facility	35,000,000	35,000,000	One-month LIBOR + 3.75% (1)	Interest Only	June 2013
Bridge Loan	-	7,871,500	Daily LIBOR + 4.50% (1)	Principal and Interest	June 2011

Total	$95,344,315	$69,000,731

(1)	These rates are subject to a minimum LIBOR of 2.0%.

Mortgage Loans

The Plainfield and Emporia Partners mortgage loans are secured by a first mortgage and security agreement on the Company’s interest in the respective underlying property, a fixture filing, and an assignment of leases, rents, income and profits.

In connection with the acquisition of the LTI property, pursuant to the Note and Deed of Trust Assumption Agreement dated May 13, 2011 (the “Assumption Agreement”), the Company, through a wholly-owned subsidiary of the Operating Partnership, assumed the obligations of the contributors and sellers under the LTI mortgage debt. The LTI mortgage debt was securitized, and Wells Fargo Bank, N.A. acts as trustee related thereto. The LTI mortgage debt is secured by a deed of trust, security agreement and fixture filing, and an assignment of leases and rents. In connection with the Assumption Agreement, the Company and its operating partnership became obligated as non-recourse carve-out guarantors of the LTI mortgage debt. The LTI mortgage debt calls for monthly principal and interest payments.

Credit Facility

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided the Company with an initial $25.0 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Prior to November 28, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Credit Facility is guaranteed by the Company and is secured by individual security agreements on the Operating Partnership’s underlying interest in certain properties as discussed below, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property. Under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the agreement relating to the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. As of September 30, 2011 the LIBOR-based rate was 0.23%.

On June 4, 2010, the Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw on September 23, 2010 of approximately $5.1 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms.

On November 22, 2010, the Company, through the Operating Partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility to $35.0 million, upon which the Company drew an additional $13.0 million to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms described above.

Bridge Loan

On December 30, 2010, the Company, through the Operating Partnership, entered into a bridge loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.9 million from KeyBank, utilized to fund the acquisition of the Quad/Graphics property. The Bridge Loan had an initial term of six months, and bears interest at a rate of daily LIBOR plus 450 basis points, with an initial rate of 6.5%. The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The Bridge Loan is guaranteed by various wholly-owned subsidiaries of the Company’s Operating Partnership, as well as by Kevin A. Shields, the Company’s President and Director. In

connection with the Bridge Loan, the Company also executed the second amendment to the credit agreement with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan was paid in full on April 18, 2011, the Quad/Graphics property became additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan were released, and the Quad/Graphics property could be refinanced under the Credit Facility.

On May 13, 2011, the Company further amended the Bridge Loan agreement in order to obtain an additional $12.3 million, which was utilized to partially fund the acquisition of the LTI property. The amended Bridge Loan called for monthly payments equal to the net equity raised in the Company’s Public Offering, subject to an average monthly minimum of $2.1 million, with other terms unchanged. The amended Bridge Loan was paid in full on September 30, 2011 and the guarantees issued in connection with the Bridge Loan were released.

Debt Covenant Compliance

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010. With the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument on September 28, 2010. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge was in place for six months and expired on April 7, 2011, for which the Company paid $7,000. On December 28, 2010, the Company executed an additional interest rate cap in connection with the refinancing of the Renfro property debt, as discussed above, for a notional amount of $18.6 million, fixing the index at 2.0%. The second hedge was also in place for six months and expired on June 30, 2011, for which the Company paid $10,000. The Company executed an interest rate cap upon expiration of the first hedge, fixing the index at 2.0% for a notional amount of $16.4 million, resulting in a total notional amount of $35.0 million. This hedge, for which the Company paid $5,000, also expired on June 30, 2011. Upon expiration of the interest rate caps on June 30, 2011, the Company paid $10,000 for an additional interest rate cap agreement for the full amount of the outstanding Credit Facility, which will expire on December 31, 2011.

As part of the amendment effective November 22, 2010, KeyBank temporarily amended the interest coverage ratio covenant requirement from 1.85 times adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) to 1.80 times for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively, and clarified the definition of fixed charge coverage ratio.

As part of the Second Amendment to Credit Facility dated December 30, 2010, KeyBank further amended the tangible net worth definition (as defined in the Second Amendment to Credit Facility) and liquidity covenant requirement from $2.0 million to $1.0 million through June 30, 2011.

KeyBank extended the $1.0 million liquidity requirement until the later of October 31, 2011 or until the amended Bridge Loan is paid in full. Further, KeyBank agreed to reduce the interest coverage ratio from 1.85 times EBITDA to 1.80 times for the quarter ended September 30, 2011. Beginning with the quarter ended December 31, 2011, the liquidity requirement will be $2.0 million and the interest coverage ratio will be 1.85 times.

The following summarizes the future principal repayments of all loans as of September 30, 2011 per the loan terms discussed above:

2011	$289,885
2012	1,183,862
2013	36,268,726	(1)
2014	1,348,383
2015	1,433,059
Thereafter	54,441,115

Total	$94,965,030	(2)

(1)	Amount includes payment of the balance of the Credit Facility upon expiration on June 4, 2013.
(2)	Principal repayments on the LTI mortgage loan do not include the valuation premium of $0.4 million.

The weighted average interest rate of the Company’s fixed rate debt as of September 30, 2011 was approximately 6.10%.

5.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Operating partnership units were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, Organization, and in Note 3, Real Estate, respectively. As of September 30, 2011, noncontrolling interests were approximately 44% of total shares outstanding (assuming limited partnership units were converted to common stock) and approximately 47% of weighted average shares outstanding (assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interest in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

In subsequent periods the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets. Any noncontrolling interest that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their limited partnership units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

The Operating Partnership has issued 3.2 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for the Will Partners property. The terms of the Will Partners contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners contribution agreement.

The Will Partners contribution agreement requires the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interests subject to redemption. Subsequent to the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and are now considered a component of permanent equity.

The following summarizes the activity for noncontrolling interests for the nine months ended September 30, 2011 and 2010:

	Nine Months Ended September 30,
	2011	2010
Beginning balance	$18,577,800	$17,678,748
Contribution of noncontrolling interests	7,788,990	10,380,000
Additions to noncontrolling interests subject to redemption	-	(4,886,686	)(1)
Distributions for noncontrolling interests	(1,546,570)	(1,119,607)
Distributions for noncontrolling interests subject to redemption	(135,084)	(116,892)
Net loss	(2,040,383)	(2,105,182)

Ending balance	$22,644,753	$19,830,381

(1)	As discussed above, $2.6 million was reclassified to noncontrolling interests (permanent equity), leaving a total of $4.9 million in temporary equity, subsequent to the quarter ended June 30, 2010.

6.	Related Party Transactions

Pursuant to the agreements discussed below, the following summarizes the related party costs incurred, paid and due to affiliates as of December 31, 2010 and September 30, 2011:

	Year Ended December 31, 2010			Nine Months Ended September 30, 2011
	Incurred	Paid	Payable	Incurred	Paid	Payable
Advisor and Property Manager fees
Acquisition fees and expenses	$1,629,344	$-	$1,629,344	$1,680,000	$1,629,344	$1,680,000
Operating expenses	91,371	46,485	44,886	254,402	125,661	173,627
Asset management fees	560,141	499,150	60,991	774,089	486,344	348,735
Property management fees	188,793	166,812	21,981	271,127	121,276	171,831
Organizational and offering costs advanced by the Advisor	643,941	-	643,941	13,604	-	657,545
Adjustment for organizational and offering costs incurred in excess of the 15% limitation	(920,573)	-	(920,573)	(157,266)	-	(157,266)

Total	$2,193,017	$712,447	$1,480,570	$2,835,956	$2,362,627	$2,874,472

Dealer Manager fees	$1,545,875	$1,545,875	$-	$2,322,453	$2,322,453	$-

The Second Amended and Restated Advisory Agreement requires upon termination of the Public Offering that any organizational and offering costs incurred above 15% of gross proceeds shall be reimbursed to the Company. If the Company terminated its Public Offering on September 30, 2011, the Company’s liability to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the 15% limitation discussed above, would be reduced by the excess. As of September 30, 2011, the Company’s organizational and offering costs exceeded the limitation by $0.2 million, which is therefore reflected as a reduction to the $0.7 million owed to the Advisor for unreimbursed amounts previously advanced by the Advisor, which is included in the “Due to Affiliates” balance on the consolidated balance sheets. The following table summarizes the payable due to the Advisor:

Organizational and offering costs incurred – Public Offering	$6,209,027
Limitation for organizational and offering costs at 15% of gross offering proceeds of $40,345,075 if Public Offering terminated on September 30, 2011 (excluding shares issued pursuant to the distribution reinvestment plan)	6,051,761

Amount incurred in excess of limitation	157,266
Organizational and offering costs advanced by the Advisor as of September 30, 2011	657,545

Payable due to Advisor if Public Offering terminated on September 30, 2011 (1)	$(500,279)

(1)	Pursuant to the Second Amended and Restated Advisory Agreement, this amount would not be required to be paid until 60 days following the termination of the Public Offering.

The Company continues to monitor this limitation and expects that as offering proceeds increase the Company will be liable to the advisor for all organizational and offering costs advanced on its behalf.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering. The Company subsequently entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation (Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	Pursuant to the dealer manager agreement executed on October 27, 2009, the Dealer Manager is entitled to receive a sales commission of up to 7% of gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager is entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6% of the contract purchase price, unless approved by a majority of the independent directors.

Disposition Fee (Advisor)	Under the Second Amended and Restated Advisory Agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions

Type of Compensation (Recipient)	Determination of Amount
to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year. Such costs are allocated to the Company using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)	The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues collected from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Liquidation/Termination/Listing Stage

Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange);

(Advisor)

Subordinated Performance Fee Due Upon Termination of the Second Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and

(Advisor)

Subordinated Incentive Listing Fee

(payable only if the Company is listed on a national securities exchange)

(Advisor)

The Advisor is entitled to receive the following:

1)      A Subordinated Share of Net Sales Proceeds (as defined in the Second Amended and Restated Advisory Agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;

2)      A Subordinated Performance Fee (as defined in the Second Amended and Restated Advisory Agreement) Due Upon Termination of the Second Amended and Restated Advisory Agreement if the Company terminates the Second Amended and Restated Advisory Agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and

3)      A Subordinated Incentive Listing Fee (as defined in the Second Amended and Restated Advisory Agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder’s investment value is equal to their initial invested capital.

Type of Compensation (Recipient)	Determination of Amount

Each compensation discussed above is calculated as follows:

•      5% if the stockholders are paid return of capital plus a 6% to 8% annual cumulative, non-compounding return; or

•      10% if the stockholders are paid return of capital plus an 8% to 10% annual cumulative, non-compounding return; or

•      15% if the stockholders are paid return of capital plus a 10% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in the Second Amended and Restated Advisory Agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

Conflicts of Interest

All of the Company’s executive officers and one of the directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager, and other affiliates of the Company. The director and these executive officers, managers, and/or holders of a direct or indirect controlling interest have a fiduciary responsibility to all affiliated entities.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Second Amended and Restated Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7.	Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of September 30, 2011 and December 31, 2010, $0.7 million and $0.2 million in shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number of Years Held	Redemption Price
Less than one	No redemption allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan.

Redemption requests will be honored on the last business day of the month following the end of each quarter. Requests for redemption must be received on or prior to the end of the quarter in order for the Company to repurchase the shares as of the end of the following month. As of September 30, 2011 and December 31, 2010, $0.7 million and $0.2 million in shares of common stock, respectively, were eligible for redemption. During the quarter ended September 30, 2011, the Company received redemption request notices to redeem 12,000 shares of common stock for approximately $0.1 million at an average price per share of $9.38. The Company processed all redemption requests on October 31, 2011 and the related payments were made on November 1, 2011. The Company’s board of directors may choose to amend, suspend or terminate the share redemption program upon 30 days’ written notice at any time.

8.	Declaration of Distributions

On September 14, 2011, the Company’s board of directors declared distributions for the fourth quarter of 2011 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on October 1, 2011 to December 31, 2011. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s President may determine.

9.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the issuance date of this report:

Extension of Advisory Agreement

On November 10, 2011, the Company’s board of directors renewed the Second Amended and Restated Advisory Agreement for a one-year period ending on November 10, 2012.

Offering Status

As of November 10, 2011, in connection with the Public Offering, the Company has issued 4,714,098 shares of the Company’s common stock for gross proceeds of approximately $46.9 million. Through November 10, 2011, the Company had received aggregate gross offering proceeds of approximately $49.3 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering. On October 31, 2011, the Company redeemed 12,000 shares of common stock for approximately $0.1 million and the related payments were made on November 1, 2011.

APPENDIX A

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUBSCRIPTION AGREEMENT

1	YOUR INITIAL INVESTMENT

Make all checks* payable to: “GRIFFIN CAPITAL NET LEASE REIT, INC.”

*Cash, cashier’s checks/official bank checks under $10,000, foreign checks, money orders, third party checks, or travelers checks are not accepted.

The minimum investment is $1,000**

All additional investments must be for at least $100. Investment Amount: $

\

** The minimum purchase for New York residents is 250 shares ($2,500), except for IRAs which must purchase a minimum of 100 shares ($1,000).

The minimum purchase for Tennessee residents is 250 shares ($2,500).

☐ Waiver of Commission Please check this box if you are eligible for a waiver of commission. Waivers of commissions are available to: purchases through an affiliated investment advisor, participating Broker-Dealer or its retirement plan, or for a representative of a participating Broker-Dealer or his or her retirement plan or family member(s).

2	FORM OF OWNERSHIP

(Select only one)

☐ INDIVIDUAL OR

☐ JOINT TENANT

Type of Joint Tenancy

(Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated)

☐ TRANSFER ON DEATH

(optional designation of beneficiaries for individual, joint owners with rights of survivorship, or tenants by the entireties)

☐ UNIFORM GIFT/TRANSFER TO MINORS (UGMA/UTMA)

Under the UGMA/UTMA of the State of

☐ IRA (Third Party Administered IRA) ☐ PENSION PLAN (Include Plan Documents)

☐ TRUST (Include title and signature pages)

☐ CORPORATION OR PARTNERSHIP

(Include Corporate Resolution or Partnership Agreement)

☐ PROFIT SHARING

☐ OTHER

(Include title and signature pages)

3

INVESTOR & CUSTODIAL INFORMATION

Please print name(s) in which shares are to be registered. If establishing a retirement plan, include both custodian and investor names and Taxpayer ID numbers.

☐ U.S. Citizen ☐ Resident Alien – Country of Origin ☐            Non-resident Alien – Country of Origin

Individual/Custodian/Trustee (All fields must be completed)

Custodial Name Tax ID

First Name (MI) Last Name Gender (M/F)

Social Security Number/Tax ID Number Drivers License Number/State Date of Birth (MM/DD/YYYY)

Joint Owner/Minor/Beneficial Owner/Co-Trustee (All fields must be completed)

First Name (MI) Last Name Gender (M/F)

Social Security Number Drivers License Number/State Date of Birth (MM/DD/YYYY)

Transfer on Death Beneficiary Information (For Individual or Joint Tenant Accounts only)

First Name (MI) Last Name Social Security Number             Primary             %

First Name (MI) Last Name Social Security Number             Primary             Contingent             %

Trust/Corporation/Partnership/Other (Trustee information must be provided above)

Entity Name Tax ID Number Date of Trust

Transfer Agent Use Only

Sub. # Admit Date Amount Check #

Appendix A

4	ADDRESS INFORMATION

Custodian (Section 4D must be completed if mailing address in Section 4A is a P.O. Box)

Street Address Apt. #

City State Zip Code

Individual/Trustee/Corporation (Section 4D must be completed if mailing address in Section 4B is a P.O. Box)

Street Address Apt. #

City State Zip Code

If Non-U.S., Specify Country Daytime Phone Number E-mail Address

Joint Owner/Minor/Beneficial Owner/Co-Trustee (If different than address of record)

Street Address Apt. #

City State Zip Code

If Non-U.S., Specify Country Daytime Phone Number E-mail Address

Residential Street Address (Section 4D must be completed if mailing address in Section 4A or 4B is a P.O. Box)

Street Address Apt. #

City State Zip Code

If Non-U.S., Specify Country Daytime Phone Number

5	DISTRIBUTIONS

Complete this section to enroll in the Distribution Reinvestment Plan or to elect to receive distributions by check mailed to you, by check mailed to a third-party or alternate address, or by direct deposit.

IRA accounts may not direct distributions without the custodian’s approval.

I hereby subscribe for shares of Griffin Capital Net Lease REIT, Inc. and elect the distribution option indicated below:

(Select each that apply – must equal 100%)

1. ☐ Participate in the Distribution Reinvestment Plan (see Prospectus for details)             %

2. ☐ Check mailed to the address set forth in Section 4A above             %

3. ☐ Check mailed to the address set forth in Section 4B above             %

4. ☐ Check Mailed to Third-Party/Alternate Address             %

To direct distributions to a party other than the registered owner, please provide applicable information below.

5. ☐ Direct Deposit Please attach a pre-printed voided check. (Non-Custodian Investors Only)             %

I authorize Griffin Capital Net Lease REIT, Inc. or its agent to deposit my distribution to my checking or savings account. This authority will remain in force until I notify Griffin Capital Net Lease REIT, Inc. in writing to cancel it. In the event that Griffin Capital Net Lease REIT, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Name/Entity Name/Financial Institution Mailing Address

City State Zip Code

Please Attach a Pre-printed Voided Check Here*

*	The above services cannot be established without a pre-printed voided check.

For Electronic Funds Transfers, signatures of bank account owners are required exactly as they appear on bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature

Signature

Your Bank’s ABA Routing Number Your Bank Account Number ☐ Checking Account ☐ Savings Account

Appendix A

6	ACCOUNT OPTIONS (You may select more than one option)

A. ☐ Automatic Investment Plan. Electronic Funds Transfer from your bank account directly to your Griffin Capital Net Lease REIT, Inc. investment account ($100 Minimum). I authorize Griffin Capital Net Lease REIT, Inc. or its agent to draft from my checking or savings account. This authority will remain in force until I notify Griffin Capital Net Lease REIT, Inc. in writing to cancel it. In the event that Griffin Capital Net Lease REIT, Inc. drafts funds erroneously from my account, they are authorized to credit my account for an amount not to exceed the amount of the erroneous draft.*

*Automatic Investment Plan is not available to residents of Alabama, Nebraska, Ohio or Tennessee.

Name of Financial Institution Mailing Address

City State Zip Code

Please Attach a Pre-printed Voided Check Here*

*	The above services cannot be established without a pre-printed voided check.

For Electronic Funds Transfers, signatures of bank account owners are required exactly as they appear on bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature

Signature

Your Bank’s ABA Routing Number Your Bank Account Number ☐ Checking Account ☐ Savings Account

I authorize Griffin Capital Net Lease REIT, Inc. or its agent to draft from my checking or savings account $            (MONTHLY AMOUNT) on the second day of each month, starting on             /            /            (START DATE).

MM / DD / YY

B. ☐ Electronic Delivery of Reports and Updates. I authorize Griffin Capital Net Lease REIT, Inc. to make available on its website at www.griffincapital.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any property or marketing updates, and to notify me via e-mail when such reports or updates are available in lieu of receiving paper documents. (You must provide an e-mail address if you choose this option)

E-mail address:

7	BROKER-DEALER/FINANCIAL ADVISOR INFORMATION (All fields must be completed)

The Financial Advisor must sign below to complete order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker-Dealer Name BD Mailing Address

City State Zip Code

Telephone Number Fax Number

Financial Advisor Firm Name Financial Advisor Name

Advisor Mailing Address

City State Zip Code

Telephone Number Fax Number

E-mail Address

☐ Registered Investment Advisor (RIA): All sales of securities must be made through a Broker-Dealer. If an RIA has introduced a sale, the sale must be conducted through (1) the RIA in his or her capacity as a Registered Representative of a Broker-Dealer, if applicable; (2) a Registered Representative of a Broker-Dealer which is affiliated with the RIA, if applicable; or (3) if neither (1) nor (2) is applicable, an unaffiliated Broker-Dealer. (Section 7 must be filled in.)

The undersigned confirm on behalf of the Broker-Dealer that they (1) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (2) have discussed such investor’s prospective purchase of shares with such investor; (3) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares, (4) have delivered a current Prospectus and related supplements, if any, to such investor; (5) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; and (6) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto.

X X

Financial Advisor Signature Date Branch Manager Signature

(If required by Broker-Dealer) Date

Appendix A

8	SUBSCRIBER SIGNATURES

TAXPAYER IDENTIFICATION NUMBER OR SOCIAL SECURITY NUMBER CONFIRMATION (required): The investor signing below, under penalties of perjury, certifies that (1) the number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien), unless I have otherwise indicated in Section 3 above.

I understand that I will not be admitted as a stockholder until my investment has been accepted. Depositing of my check alone does not constitute acceptance. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA PATRIOT Act and depositing funds.

Griffin Capital Net Lease REIT, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Griffin Capital Net Lease REIT, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order to induce Griffin Capital Net Lease REIT, Inc. to accept this subscription, I hereby represent and warrant to you as follows:

[ALL ITEMS MUST BE READ AND INITIALED.] Owner Joint Owner

(1)	I have received the final Prospectus of Griffin Capital Net Lease REIT, Inc.

Initials Initials

(2) I have (x) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more, or (y) a net worth (as described above) of at least $70,000 and had during the last tax year or estimate that I will have during the current tax year a minimum of $70,000 gross annual income, or that I meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.” I will not purchase additional shares unless I meet those suitability requirements at the time of purchase. Net worth $

Initials Initials

(3)	I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

Initials Initials

(4)	I am purchasing the shares for my own account.

Initials Initials

For Kansas Residents – It is recommended by the office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other direct participation investments. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Initials Initials

Your sale is not final for five (5) business days after your receipt of the final Prospectus. We will deliver a confirmation of sale to you after your purchase is completed.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of shares of Griffin Capital Net Lease REIT, Inc., including purchases made pursuant to our Automatic Investment Program, you agree that, if you fail to meet the suitability requirements for making an investment in shares or can no longer make the other representations or warranties set forth in this Section 8, you are required to promptly notify Griffin Capital Net Lease REIT, Inc. and your Broker-Dealer in writing.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X X

Signature of Owner or Custodian Date Signature of Joint Owner or Beneficial Owner (if applicable) Date

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF IRA OR QUALIFIED PLAN IS ADMINISTERED BY A THIRD PARTY)

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in Griffin Capital Net Lease REIT, Inc.

OVERNIGHT AND REGULAR MAIL RETURN TO:

Griffin Capital Net Lease REIT, Inc., c/o Phoenix American Financial Services, Inc.,

Attn: Griffin Capital New Business Team, 2401 Kerner Boulevard, San Rafael, CA 94901-5529

GFNNewBusinessTeam@phxa.com

ACH/WIRE INSTRUCTIONS:

Bank: Bank of the West, ABA#: 121100782, Account#: 096-013552

Name: Phoenix American Financial Services, Inc. As Trustee for Griffin Capital

Accepted by Griffin Capital Net Lease REIT, Inc.

By Sub #

Appendix A

A-4